2004



Too, Inc.

Dear Shareholders,

Back on Track

An improved apparel assortment at Limited Too and lower operating costs helped the company deliver higher sales and improved earnings for 2004. Net sales for 2004 increased by 13% to $675.8 million. Net income jumped 80%, to $41.6 million, or $1.19 per diluted share, compared to $23.1 million, or $0.67 per diluted share for 2003. The 2003 results included an after-tax loss on our discontinued mishmash operations, net of tax, of $6.0 million, or $0.17 per share. The company generated $77 million in cash from operations, enabling us to pursue our strategic objectives, maintain a debt-free balance sheet, begin repurchasing stock and still increase our position in cash and investments by $56 million.

It's the Merchandise

A big part of our success last year was attributable to our improved apparel assortment. The fashion missteps of 2003 were corrected, and Limited Too resumed its role as the premier fashion brand for the 'tween girl. We did a much better job of identifying the wants and needs of our customers and their moms. For example, we resumed merchandising our apparel by color story and edited the assortment, allowing 'tweens and moms to shop for complete outfits. We identified and capitalized on many of the key fashion trends for the year – ponchos, skirts and skorts, western shirts, velour, corduroy and other styles that made us the fashion leader for our customer.

Limited Too also enjoyed huge growth in our non-apparel merchandise, with 2004 sales in this category up 29% over the prior year. Offerings in the accessories and lifestyles categories were widely popular, as we re-emphasized the fun element of shopping at our stores.

Justice for Girls

In January 2004, we opened the first Justice store, our off-the-mall specialty apparel retail concept for 'tween girls. Justice's mission is to provide value-conscious 'tweens with the latest in fashion apparel and related accessories in a convenient and fun store environment. Justice stores are located predominantly in power strip retail centers, to better compete with the name-brand discounters and mass merchants. Price points are pegged at the moderate level to compete with brands found at national chains such as Kohl's and JCPenney. Store interiors are bright, colorful, inviting spaces, with a breadth of assortment for 'tween girls comparable to that at Limited Too. Everything about the store says Justice is "just for girls."

We opened 35 Justice stores in 14 different states during 2004, with clusters of stores in suburban Chicago, Dallas, Detroit and Philadelphia. This year we plan to open 50 to 60 stores in prime power strip center locations, adding stores in 12 additional states.

We are very pleased with the quality of sales in Justice's first year of operation. Key sales metrics such as average dollar sale and units per transaction have met or exceeded our preliminary expectations. This year we are developing a marketing plan centered on in-store promotion in order to drive traffic to stores and encourage repeat business.

Limited Too 2005 Growth

Our 2005 growth plans include 12 to 15 new Limited Too stores and remodeling 35 to 45 existing stores. More than 35 percent of the Limited Too store fleet is up for lease renewal over the next three years, creating a special opportunity for upgrading our lease portfolio. We will close a select number of underperforming stores and stores in outmoded malls, so there will be little or no square footage growth for our 18-year-old core brand. All new stores and remodels in 2005 will be done in our new *It's a Girl's World* store design format, introduced late last year. The new design has cleaner architectural lines, more vivid lighting and incorporates unique fixtures that better highlight our merchandise. There are music listening stations that encourage 'tweens to spend more time in their favorite store. The new store design should stimulate remodeled store sales, where we typically see a double-digit sales increase in the first year following remodeling.

It's a Girl's World

During 2004, Limited Too revised many of its marketing strategies. We began by selecting TBWA\Chiat\Day, an award-winning advertising agency, to provide us with break-through communications that would resonate with 'tween girls. One result of that new relationship was the production of the brand's first national television advertising campaign. Separate fifteen- and thirty-second spots with the *It's a Girl's World* theme aired on popular cable channels during the all-important back-to-school shopping season. Based on independent survey results, our brand message resonated positively with 'tween girls and their moms, and heightened brand awareness. Accordingly, we are conducting a spring television advertising campaign and will most likely follow that with back-to-school and holiday campaigns later in the year.

A robust national television advertising campaign is not inexpensive, so we have modified our marketing program to defray much of the cost. First, we are reducing our catalog circulation substantially, an action that will lower production costs with little or no anticipated impact on store sales. Also, we are eliminating a number of our direct mail promotions and planned markdowns, actions that will also improve our gross profit.

We have expanded the Limited Too $10 Bonus Card, a customer loyalty reward that encourages the customer who has earned the savings card to visit our store during slower selling periods in order to redeem it.

Brand Partnering

Limited Too continues to develop important relationships with popular consumer brands that are important to our customer and her family. Procter & Gamble is collaborating with Limited Too to introduce their new *Secret Sparkle Collection* of personal care products to 'tweens. Educational product developer LeapFrog is working with us to launch their pentop computer called *Fly.* Walt Disney Records, representing popular 'tween recording artists such as Hillary Duff and Raven-Symoné, is partnering with Limited Too. We continue to enjoy important business relationships with candy maker Nestlé, game and toy maker Hasbro, online entertainment company Neopets and Build-A-Bear Workshop. Hollywood has also recognized the power of this brand with 'tweens as well. Paramount Pictures worked with Limited Too to promote its hit movie of the 2004 holiday season, *Lemony Snicket's: A Series of Unfortunate Events.*

International Expansion

Since the company's founding, our goal has been to make Limited Too a world brand, one recognized as the #1 fashion provider for 'tweens everywhere. As a step toward making that goal a reality, in 2004 we entered into a franchise agreement with M.H. Alshaya Company L.L.C., the retail division of Kuwait-based Alshaya Group. Founded in 1890, Alshaya operates North American and European franchise brands throughout the Middle East, managing over 550 stores with more than one-half million square feet of floor space. There are currently twelve Limited Too stores successfully operating in very upscale malls in Kingdom of Saudi Arabia, Kuwait, United Arab Emirates, Qatar and Turkey, with annual sales projected at over $12 million on which we will collect merchandise handling and licensing fees.

Sarbanes-Oxley Compliance

The Sarbanes-Oxley Act of 2002 requires U.S. public companies to report annually on internal controls and procedures over financial reporting. Too's 2004 SEC Form 10-K, contains our report on these controls, as well as the opinion of our independent auditor. Our testing of internal controls has indicated a material weakness in our application of accounting principles related to leases, and we have restated our consolidated financial statements for fiscal 2002 and 2003. Notwithstanding this material weakness, we have concluded that the consolidated financial statements included in the Form 10-K present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented.

Stock Repurchase

The Board of Directors authorized the repurchase of up to $125 million of the company's common stock as a means of further enhancing shareholder value. The purchases will occur from time to time over the next 20 months, subject to market conditions, in open market or in privately negotiated transactions. The action on this repurchase plan demonstrates our ability to fund our growth through internally generated funds, maintain a strong balance sheet, and return excess cash to our shareholders. As of April 1, 2005, we had repurchased more than 1.2 million shares of Too stock.

Where We Want to Be

We believe Too, Inc. is well positioned for future growth. Our core business, Limited Too, while a mature brand, has good opportunity for profit improvement. Creative marketing initiatives are designed to communicate our brand message to new customers while reminding regular customers why it's their favorite 'tween store. We expect Limited Too to continue generating internal cash flow to fulfill the capital needs of all our businesses, including Justice.

After its first full year of operations, we believe Justice is on track to be a successful off-the-mall retail concept. Justice is our store growth vehicle going forward, giving us approximately 9 to 10 percent square footage growth in 2005. However, growth should not diminish our financial strength. We intend to maintain a debt-free balance sheet, generating sufficient cash to support robust growth while returning excess cash to shareholders as prudent stock repurchase opportunities occurs.

Most importantly, we will remain the 'tween girl expert. By anticipating and delivering the leading fashion our customers have come to expect, we will continue to expand our market share and grow shareholder value.

I certainly recognize that no success or growth can take place without the continued efforts of our 9,600 dedicated associates. Their hard work has been instrumental in driving our results to where they are today.

Sincerely,

Mike Rayden
Chairman, President and CEO
Too, Inc.
April 12, 2005

Any forward-looking statement in this letter or elsewhere involves risks and uncertainties and may change based on various important factors, many of which may be beyond our control. Thus, our future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. The company assumes no obligation to update any forward-looking statements.

Too, Inc. F



Limited Too New Store Design



Limited Too Back-to-school '04 Television





(In thousands, except per share amount and se

Fiscal Years Ended	January 29, 2005
Statement of Income Data	
Net Sales	$ 675,834
Gross Income	241,887
Net Income	41,589
Net Income per Share:	
Basic	$ 1.21
Diluted	$ 1.19
Balance Sheet Data	
Cash and Equivalents	$ 26,212
Total Assets	493,696
Long-term Debt	—
Shareholders' Equity	322,524
Selected Store Operating Data	
Comparable Store Sales Change	4%
Number of Stores	
Open at Year End	603
Total Square Feet at Year End	2,495,000
Annual Sales per Average	
Gross Square Foot	$ 271

(1) as restated

ghlights

:ed store operating data)

January 31, 2004 (1)	February 1, 2003 (1)
$ 598,681	$ 640,320
200,626	237,917
23,134	47,759
$ 0.68	$ 1.44
$ 0.67	$ 1.40
$ 4,991	$ 36,234
441,253	395,451
—	—
276,565	247,889
(13)%	(3)%
558	510
2,307,000	2,091,000
$ 260	$ 319


Justice
FREE



Marina Mall Store in Kuwait


LIMITED TOO
It's a girl's world


princess
$3.90
$9.50


Justice just for girls!

Justice is Just for Girls


50%


Gift CARDS
LiMiTeD Too


LiMiTeD

LIMITED TOO

Justice

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o, Inc. at our corporate website.
tooinc.com


SCHOOL


INC.








It's a girl's world.